MainSource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, Indiana 47240

July 1, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             MainSource Financial Group, Inc.

Request for Withdrawal of Registration Statement on Form S-3

(File No. 333-185736)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MainSource Financial Group, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced Registration Statement, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Registrant requests this withdrawal because the Registrant no longer expects to sell the securities registered pursuant to the Registration Statement. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with or applied from prior filings to the Registration Statement be credited for future use.

If the Commission has any questions or requires any additional information, please do not hesitate to contact Karen B. Woods of Krieg DeVault LLP, the Registrant’s outside counsel, at (317) 238-6246. We thank you in advance for your assistance with this matter.

Sincerely,

MAINSOURCE FINANCIAL GROUP, INC.

By:	/s/ James M. Anderson
Executive Vice President and
Chief Financial Officer